UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SMX (Security Matters) PLC

(Name of Issuer)

Ordinary Shares, par value $0.0022 per share

(Title of Class of Securities)

G8267K141

(CUSIP Number)

Doron Afik

103 Hahasmonaim St.

POB 20144

Tel Aviv, Israel

+972-544617693

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G8267K141

1.	Names of Reporting Person: Doron Afik
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Israeli

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 3,781,310 (see Items 2 and 5)
	8.	Shared Voting Power: 0 (see Items 2 and 5)
	9.	Sole Dispositive Power: 3,781,310
	10.	Shared Dispositive Power: 0 (see Items 2 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,781,310
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 31.13%
14.	Type of Reporting Person (See Instructions): IN

See Item 5(a) below.

Item 1. Security and Issuer

This report on Schedule 13D (this “Report”) relates to the issued and outstanding ordinary shares, par value $0.0022 per share (the “Ordinary Shares”), of SMX (Security Matters) PLC, an Ireland public limited company (the “Company”). The principal executive offices of the Company are located at Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, D04 T4A6 Ireland.

Item 2. Identity and Background

This Report is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Doron Afik (the “Reporting Person”). The Reporting Person’s principal occupation is attorney, and the Reporting Person, through Afik & Co. Attorneys & Notary, provides certain legal services to the Company from time to time.

The business address for the Reporting Person is 103 Hahasmonaim St., Tel Aviv, Israel.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The Reporting person is a citizen of Israel.

Item 3. Source and Amount of Funds or Other Consideration

The Company owed the Reporting Person an aggregate of $564,795 in principal and interest as a result of unpaid services rendered to the Company by the Reporting Person (the “Owed Amount”). Pursuant to a Conversion and Exchange Rights Agreement (the “Agreement”) dated December 31, 2023 the Owed Amount and 500,000 redeemable warrants owned by the Reporting Person were converted and exchanged for 1,874,374 Ordinary Shares and 1,874,374 3-year cashless warrants (the “Cashless Warrants”). The Agreement is attached to this Schedule 13D as Exhibit 10.1 and incorporated hereby by reference. The Reporting Person also received 2,778 Ordinary Shares upon the vesting of restricted stock units previously granted to the Reporting Person.

Item 4. Purpose of Transaction

See Item 3 above.

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review such investment in the Company on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Company’s business, financial condition, operations and prospects; price levels of the Ordinary Shares; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to applicable law, the Reporting Person may acquire additional securities of the Company, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including as payment for additional services rendered to the Company from time to time. In addition, subject to the provisions of the foregoing, through his role as counsel to the Company or otherwise, the Reporting Person may engage in discussions with management, the Company’s board of directors, and stockholders of the Company and other relevant parties or encourage, cause or seek to cause the Company or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Company; or other material changes to the Company’s business or corporate structure, including changes in management or the composition of the Company’s board of directors.

Other than as described above, the Reporting Person as of the date of the event requiring filing of this Report does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Item 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

(a)	As of the date of the event requiring filing of this Report, the Reporting Person beneficially owned 3,781,310 Ordinary Shares, which number of shares represents approximately 31.13% of the outstanding Ordinary Shares based on 10,242,706 Ordinary Shares issued and outstanding as of December 31, 2023, and which includes (i) 1,974 Ordinary Shares underlying vested stock options of the Company, (ii) 1,874,374 Ordinary Shares underlying the Cashless Warrants and (iii) 25,000 5-year warrants exercisable at an exercise price of $253 per share. The percentage of ownership reported in this Item 5 was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

(b)	See rows (7) through (10) of the cover page to this Schedule 13D for the number of Ordinary Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as described in Item 3, which is hereby incorporated by reference, the Reporting Person has not effected any transaction in Ordinary Shares or other voting securities of the Company in the past 60 days from the date of the event requiring filing of this Report.

(d)	The Reporting Person has the right to receive the dividends from and proceeds of sales from the Ordinary Shares beneficially owned by him.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to Items 3 and 4, which are hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 10.1	Conversion and Exchange Rights Agreement dated December 31, 2023

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2024

/s/ Doron Afik
	Name:	Doron Afik